United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of November 2008

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Minera Andes Inc.

Suite A, 111 East Magnesium Road

Spokane, Washington

99208

Item 2	Date of Material Change

The material change occurred on November 14, 2008.

Item 3	News Release

News Release was released to CNW Group, CNW News Wire Ltd., Vancouver, British Columbia, on November 14, 2008.

Item 4	Summary of Material Change

Minera Andes Inc. (the “Corporation” or “Minera Andes”) reported a net loss of US$3.5 million or US$0.02 per share in its third quarter of 2008 unaudited interim financial statements. For the nine months ended September 30, 2008, Minera Andes recorded a net profit of US$3.6 million or US$0.02 per share. The Corporation’s unaudited interim financial statements are available at www.sedar.com.

Item 5.1	Full Description of Material Change

Please refer to the news release of the Corporation dated November 14, 2008 attached hereto as Schedule “A”. All dollar amounts in Schedule “A” are in US dollars.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

The name of the executive officer of the Corporation who is knowledgeable about the material change and this report and who can be contacted is Allen Ambrose, President, and Chairman at (509) 921-7322.

Item 9	Date of Report

November 21, 2008

SCHEDULE “A”

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES REPORTS

THIRD QUARTER 2008 RESULTS

SPOKANE, WA – November 14, 2008 – Minera Andes Inc. (TSX-MAI and US OTC: MNEAF) today reported a net loss of $3.5 million or $0.02 per share in its third quarter of 2008 financial statements. For the nine months ended September 30, 2008, Minera Andes recorded a net profit of $3.6 million or $0.02 per share. Our financial statements are available at www.sedar.com.

Minera Andes’ revenue is derived from Minera Santa Cruz S.A.(“MSC”), which is owned 49% by Minera Andes and 51% by Hochschild Mining plc. (“Hochschild”) (HOCM.L: Reuters and HOC LN: Bloomberg - London Stock Exchange). MSC operates the San José silver/gold mine in southern Argentina, which had its first quarter of positive earning from silver and gold sales in Q2 2008 following the commencement of production at San José last year. Hochschild is the operator of the San José mine.

As previously reported, silver and gold sales in the third quarter totaled $18.5 million versus $63.2 million for the second quarter. Third quarter 2008 sales of gold and silver are lower than Q2 because an inventory build of metal produced in 4Q 2007 and 1Q 2008 gave the second quarter higher than normal sales. In addition, another build up of metal inventory has occurred in Q3 due to a smelting furnace being temporarily down. The metal in inventory is planned to be sold in Q4 of 2008. The averaged weighted sales prices for Q3 were $861/ounce of gold and $12.37/ounce of silver. The average realized market prices in Q3 2008 were 4.5% lower for Au and 25% lower for Ag than in Q2 2008 (source: KITCO). Since mine start up 15 months ago, San José’s total sales have been $92.9 million. San José’s silver and gold sales are un-hedged.

Allen Ambrose, President of Minera Andes said, “Sales and net revenues for the third quarter were less than expected, primarily due to temporary mechanical problems with a smelting furnace causing an inventory buildup of precipitate at site. With the first phase of expansion completed to double the production rate, it is estimated that the San José mine will join the ranks of the top ten primary silver producing mines in the world next year when the mine and mill ramp up to the expanded capacity level.”

Production

Mill throughput increased 11.5% compared to the previous quarter, but silver production was 9.4% lower and gold production was 0.6% lower than the previous quarter due to lower head grades. San José’s silver production declined slightly in the third quarter compared to the second quarter. Silver production was 990,000 ounces in the third quarter, compared to 1,093,000 ounces in the second quarter. Annualized, third quarter silver production is running closer to the average grade of the reserves in the original mine plan versus last quarter that was running 33% above the average grade of the reserves. During the life of the mine it is anticipated the gold and silver production will be in line with the mine plan and the reserve grades. Gold production in the third quarter was 12,340 ounces, compared to 12,410 ounces in the second quarter.

For the third quarter, production cash costs on a co-product basis averaged $7.43 per ounce of silver and $431 per ounce of gold. The production cash costs are shown on a co-product basis and are calculated by multiplying the total cash costs by the percentage the calculated value of the silver produced, divided by the number of silver ounces produced in the case of silver, and in the case of gold by multiplying the total cash costs by the percentage of value of gold produced, divided by the number of gold ounces produced. Cash costs include cost of sales, commercial deductions and selling expenses, less depreciation. The production cash costs were calculated using the value of the 12,340 ounces of gold and 990,000 ounces of silver produced in the form of doré, precipitates, and concentrates and the cost to produce those ounces as defined above was $12.7 million. The percentage of the values for the gold and silver production is based on the Q3 2008 average London PM fix for gold and the London fix for silver.

Phase I of the Mine Expansion

Phase I of the expansion has been completed, consisting of an increase in the mining and processing capacity from 750 metric ton per day to 1,500 metric ton per day. Mine production will ramp up to full capacity over the next few months. Currently, approximately 40% of the ore fed to the expanded plant is being processed to produce doré bars and approximately 60% is being processed to produce concentrates. Phase II of the expansion involves connecting to the regional electrical grid which is estimated to be completed in Q1 2009. Meanwhile, there is sufficient diesel generating capacity at the mine to run the mill at its full capacity. Phase III of the mine expansion, which is expected to be completed by mid-2009, involves further expansion of the refining circuit at the processing facility to convert all the concentrate to doré, which will reduce working capital requirements, selling discounts and result in lower production taxes.

Allen V. Ambrose, Minera Andes’ President, who is a “qualified person” as defined by National Instrument 43-101, is responsible for the information used in this news release and has supervised the preparation of the information and reviewed all information used in this news release.

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Company holds about 304,000 acres of mineral exploration land in Argentina including the 49% owned San José silver/gold mine that commenced production last year. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to complete a scoping study by yearend. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 190,158,851 shares issued and outstanding.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that production capacity at the San José mine will be successfully increased, that resources and reserves at the San José mine will be increased. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. We refer readers to the risk factors and uncertainties described in the Company’s continuous disclosure record, a copy of which is available under the Company’s profile at www.sedar.com. Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates do not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC, because these terms are common usage in Canada and form part of our Canadian filing requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President and Chairman

Dated: November 21, 2008